Exhibit 99.1

Nano Dimension Engages CarlSquare for European Acquisition Search

Joining Needham & Co., Which is Focused on U.S.

Sunrise, Florida, February 2, 2021 – Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today that it is has engaged CarlSquare (https://www.carlsquare.com/), in addition to Needham & Co., to advise on acquisitions in Europe.

CarlSquare is an investment bank with offices in Berlin, Copenhagen, Hamburg, London, Munich and Stockholm. CarlSquare supports companies and their shareholders to assist in implementing their M&A goals. CarlSquare has already introduced Nano Dimension to several attractive targets in Europe.

Mr. Yoav Stern, President & CEO of Nano Dimension, commented, “Our M&A search over the last two quarters has evolved, as we have expanded its geographical footprint. We are now focusing on two kinds of acquisition targets: One will dramatically expand our go-to-market channels and give us exposure to vertical markets while the other targets include a set of companies that have transformative technologies and products which are complementary to our product roadmap. The present ubiquity of special purpose public acquisition vehicles (SPACs), especially in the U.S. market, is causing price surges of certain targets; hence, we are using the opportunity to filter out valuations that don’t fit our business model. Since we have strong cash reserves, we are accelerating our technology and product development forward beyond the plans of mid-2020. I am confident that with the help of our investment banking partners, we will expedite the M&A process to synergistically support our growth plans.”

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses pursuing M&A opportunities, pushing the Company’s technology and product development forward in a measured but accelerated manner and all statements (other than statements of historical facts) that address activities, events, or developments that the Company intends, expects, projects, believes, or anticipates will or may occur in the future. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. Further, Nano Dimension may not complete acquisitions with potential targets it meets. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)